Assisted 4 Living, Inc.

2382 Bartek Place

North Port, FL 34289

October 9, 2018

Attn: Pamela Howell, Special Counsel

Division of Corporation Finance Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Assisted 4 Living, Inc.
Registration Statement on Form S-1 Filed August 23, 2018 Amendment No. 1 to Registration Statement on Form S-1 Filed August 24, 2018 File No. 333-226979

Ladies and Gentlemen:

Assisted 4 Living, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 17, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

JIM

The Company has not made and does not plan any communications with potential investors prior to the effectiveness of registration statement.

Pamela Howell Securities and Exchange Commission October 9, 2018 Page | 2

Facing Page

2. It appears you are planning to conduct a continuous offering. Please check the box for an offering under Rule 415 and provide the undertakings required by Item 512(a)(1), (2), (3), (5)(ii) and (6) of Regulation S-K or advise.

Response:

JIM

Use of Proceeds, page 4

3. Please provide a clear description of your use of proceeds that addresses how the funds will be used including in the event you do not raise the full amount contemplated in the offering. Your discussion should show the amount of proceeds to be allocated to each part of your business plan, assuming different amounts of proceeds raised and numbers of shares sold. See Item 504 of Regulation S-K.

Response:

We have updated the Form S-1/A to include a Use of Proceeds section.

Risk Factors

if we were to lose the services of Romulus Barr, page 6

4. It appears that Mr. Barr is involved with at least one other assisted living business. Please address the risks that he may allocate potential business to other companies with which he is involved or advise. Also, please clarify how much time he plans to commit to the company's business.

Response:

We have updated this risk factor as requested.

Selling Shareholders, page 14

5. Please disclose whether Maria Barr is related to either of your officers and directors. Item 507 of Regulation S-K requires disclosure of relationships with the company or its affiliates.

Response:

We have updated the disclosure to include the relationship between Maria Barr and the officers and directors of the Company.

Pamela Howell Securities and Exchange Commission October 9, 2018 Page | 3

Description of Securities, page 17

6. Please provide the disclosure required by Item 201 (a)(2)(ii) and (b) of Regulation S-K.

Response:

We have updated this section as requested.

Management's Discussion and Analysis, page 18

7. Please revise the discussion of the initial start up phase and the second phase of development to clarify what activities have been completed to date. Please also revise to clarify the current focus of the company. For instance, this section focuses initially on acquiring a property to convert into an assisted living facility. However, the business discussion focuses on the consulting and other services to be provided to assisted living facilities.

Response:

We have updated this section as requested.

8. Please provide an expanded discussion in this section that specifically addresses your financial condition including the revenues references in your financial statements and your liquidity and capital resources including available cash on your balance sheet and how you plan to fund your business going forward.

Response:

We have updated this section as requested.

9. We note various references to optimizing your websites. Please explain clearly what you mean by this term.

Response:

We have updated this section as requested.

Talent Sources and the Names of Principal Supplies, page 21

10. Please clarify how many ALF centers have been owned and operated by Mr. Barr and how many are still owned or being operated by him. Clarify what written policies have been adopted by the industry that you reference here. Explain what you mean by the reference to significant contacts within AHCA and other agencies.

Pamela Howell Securities and Exchange Commission October 9, 2018 Page | 4

Response:

We have updated this section as requested.

Directors and Executive Officers and Corporate Governance, page 22

11. Please disclose Anca Barr's business experience from 2016 to present. See Item 401(e)(1) of Regulation S-K.

Response:

We have updated this section to include information from 2016 to present.

Government Controls…,page 22

12. Please describe the material regulations applicable to your business.

Response:

We have updated this section as requested.

Certain Relationships…, page 25

13. Please reconcile the disclosure in this section with the disclosure in the financial statement footnotes regarding advances and management fees.

Response:

We have updated this section as requested.

Security Ownership of Certain Beneficial Owners and Management, page 26

14. Please disclose the amount and percent of shares held by officers and directors as a group, as required by Item 403(b) of Regulation S-K.

Response:

We have updated this section as requested.

Recent Sales of Unregistered Securities, page II-3

15. Please disclose the exemption relied upon and the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K.

Pamela Howell Securities and Exchange Commission October 9, 2018 Page | 5

Response:

We have updated this section as requested.

Exhibits

16. Please file the subscription agreement referred to on page 16 as an exhibit.

(Jim – do you have a template?)

Response:

We have attached the subscription agreement as an exhibit to the Form S-1/A.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

ASSISTED 4 LIVING, INC.

/s/ Romulus Barr Romulus Barr Chief Executive Officer